Exhibit 99.1

 Validation Results and Update  August 2016

 Evogene Update  Validation Results & Updates  August 2016

 Evogene Quarterly Update  Validation Results & Updates  August 2016
 Safe Harbor Statement  *  This presentation contains "forward-looking statements" relating to future events, and we may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting Evogene Ltd. or its subsidiaries (collectively, “Evogene” or “we”), that are considered “forward-looking statements” as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the “PSLRA”). Such forward-looking statements may be identified by the use of such words as “believe,” “expect,” “anticipate,” “should,” “planned,” “estimated,” “intend” and “potential” or words of similar meaning. For these statements, Evogene claims the protection of the safe harbor for forward-looking statements contained in the PSLRA. Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Therefore, actual future results, performance or achievements, and trends in the future of Evogene may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond Evogene's control, including, without limitation, those described in greater detail in our Periodical and Annual Reports, including our Registration Statement on Form F-1, Annual Report on Form 20-F and in other information we file and furnish with the Israel Securities Authority and the U.S. Securities and Exchange Commission, including under the heading “Risk Factors.” All written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the previous statements. Except for any obligations to disclose information as required by applicable securities laws, Evogene disclaims any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.  The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Evogene or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract, commitment or relating thereto or to the securities of Evogene. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of Evogene.

Introducing Evogene

- **Located**
  - HQ - Rehovot, Israel
  - R&D site - St. Louis, USA
- **~200** employees, **80%** R&D
- **Listed -** TASE (2007); NYSE (2013)
- **Innovative discovery technology -** broadly applicable proprietary platform, combining cutting-edge computational capabilities with interdisciplinary biological expertise
- **Two R&D hubs for improving crop productivity**
  - Crop enhancement - yield, drought tolerance and fertilizer use efficiency
  - Crop protection - insect resistance, disease and weeds
- **Collaborations** with world-leading agriculture companies - Bayer, BASF, DuPont, Monsanto, Syngenta
- **Targeting 3 major markets**
  - Seed traits - ~$37B[1]
  - Ag-Chemicals - ~$55B[2]
  - Ag-Biologicals - ~$4B[3]


Innovative discovery technology
evogene
Plant Innovation
Crop Enhancement
Crop Protection
BASF
BAYER
biogemma
DUPONT
MONSANTO
syngenta
Seed Traits
Ag-Chemicals
Ag-Biologicals

[1] Source: Phillips McDougall , 2016
[2] Source: Phillips McDougall, 2015
[3] Source: Research & Markets, 2016

3

 *  Improved seed traits

 5  WW Seed Market, $B  *  *  *  *  40.6  Significant market*        Yield  $1.5B  $1.2B  Drought tolerance  $0.65B  $0.45B  Insect resistance  $3.2B  $0.5B  Disease resistance  $1B  $1B  Herbicide tolerance  $3.5B  $1.5B  Corn  Soy  Trait potential – per crop**  *  Conventional seeds  Biotechnology seeds  Biotechnology seedprice to farmers  Conventional seed  Seed traits   * Source: Phillips McDougall   ** Source: Internal analysis  Improved seed traitsMarket overview & potential  Examples – trait values   37.2  2015  2014  2013  2012  2011  2010

 *  WW Seed Market, $B  *  *  *  *  40.6  Growing market*        Yield  $1.5B  $1.2B  Drought tolerance  $0.65B  $0.45B  Insect resistance  $3.2B  $0.5B  Disease resistance  $1B  $1B  Herbicide tolerance  $3.5B  $1.5B  Corn  Soy  Trait potential – per crop**  *  Conventional seeds  Biotechnology seeds  Biotechnology seedprice to farmers  Conventional seed  Seed traits   * Source: Phillips McDougall   ** Source: Internal analysis  Improved seed traitsMarket overview & potential  Examples – trait values   37.2  2015  2014  2013  2012  2011  2010

 *  Subset of genes improved predicted trait attributes for yield - Further testing undertaken for these genes as well as additional previously discovered genes  Plant genes demonstrated potential to achieve yield enhancement in corn and soybean  Improved seed traitsYield & abiotic stress tolerance - recent results & updates

 *  Microbial genes demonstrated activity against target insects  Examples for positive microbial genes – demonstrated positive results in insect feeding assay   Improved seed traitsInsect Control – recent results & updates

Improved seed traits

Nematode & disease resistance - recent results & updates

✓ *Plant genes reducing nematode infection by up to 70%*

Example for active gene –
activity in soybean model system



EVO18010048 results in two tests
SCN Cyst count (% of Control)
100
90
80
70
60
50
40
30
20
10
0
~70% reduction
~60% reduction
Control
Exp 1
Exp 2

First genes in stable soybean transformation – planned to enter validation in 2017





NP-1



✓ *Plant genes conferring resistance to disease in Banana*

Example for active gene –
activity in Banana against Black Sigatoka disease



60
50
40
30
20
10
0
BSI*
Product potential
Control
Gene A
Best Event
Mean of events

- Eight events were evaluated, statistically significant
- Magnitude of results repeated in two generation

Undergoing larger scale field trial in Central America

$$\text{*BSI} - \frac{100 \text{ X (youngest leaf spotted -1)}}{\text{Number of standing leaves}}$$

8

 *  Improved seed traitsPromoters– recent results & updates  Promoters* with initial validation for specific expression patterns  Examples for successful promoter predictions – initial positive results in model plant validation   *Segments of DNA that determine expression patterns for genes. Such promoters when used with appropriate genes are an essential component of improving seed trait efficacy.

 *  Innovative Ag-Chemicals

Innovative Ag-Chemicals

Market overview & potential

evogene

Huge market - ~$55B* in 2014



Others
($1.65B)
3%
Insecticides
27%
($14.85B)
Herbicides
44%
($24.2B)
Fungicides
26%
($14.3B)

Need for herbicide innovation

Herbicides - combat invasive weeds

- Rising weed resistance for existing herbicides
- Growing need for innovation
- Increasing regulation pressure



Annual damage estimated at up to $100B



inhibition

Herbicide Target
A macro-molecule within the weed essential for weed life

Herbicide Compound
Chemical inhibiting Herbicide target leading to weed death

Need for Herbicide Compounds inhibiting new Mode of Action – inhibiting new Herbicide Targets

11

* Source: Phillips McDougall , 2014

Innovative Ag-Chemicals

Herbicides – recent results & updates

evogene

✓ *Herbicide Targets validated in plant system*

Example for Herbicide Target -

induced inhibition of targets leads to plant death

Evogene Announces Discovery and Validation of Novel Plant Targets for Herbicides

July 29th, 2015

- Newly discovered targets predicted to represent new modes of action

Rehovot, Israel – July 29, 2015 – Evogene Ltd. (NYSE; TASE: EVGN), a leading company for the improvement of crop productivity and economics for the food and feed industries, announced today the discovery and successful validation in plants of the first set of novel plant targets, representing a key milestone in its product program for new chemical herbicides. Targets for herbicides are vital plant macro-molecules taking part in essential biological processes in weeds ('modes of action'). The Evogene discovered targets will now be the subject of a unique methodology for the discovery of chemical molecules that can inhibit their functionality, resulting in weed death. These chemical molecules would then serve as the basis for the development of the active

EVOHRB106

Normal target activity - healthy plant


D2
93588.5
D2
93588.5

Target inhibition - dying plant


D6
93588.5
D11
93588.5

✓ *Compounds displaying herbicide activity against weeds*

Example for Compound -

displaying herbicidal activity In greenhouse

Panel of weeds –
15 days post application

EVO AG1345*



Commercial herbicide (positive control)



No treatment (negative control)



*Prior to optimization

12

 *  Novel Ag-Biologicals

Novel Ag-Biologicals

Market overview & potential

evogene

Growing market*



~$9B
Bio-pesticides
Bio-stimulants
~$3.6B
~$4B
~$1.8B
~$5.4B
~$2.2B
2015
2020 E

*Data based on Research and Markets, 2016

Harnessing the power of Microbiome

Human microbiome understanding leveraged into plant



Enabled by availability of new and affordable genomic data



Next generation sequencing



16s-rRNA sequencing



Metagenomics

Major ag companies taking significant steps to enter this market

- BASF We create chemistry acquired BECKER UNDERWOOD
- BAYER Bayer CropScience acquired AGRAQUEST
- MONSANTO joint venture novozymes
- syngenta acquired PASTEURIA
- DUPONT acquired TAXON BIOSCIENCES

14

*  Microbials impacting model & target crops  Example for microbial ‘hit’- positive results in greenhouse screens  Model plant - Brachypodium yield assay:Improved vegetative & yield responses & earlier heading  Target crop - Corn vegetative assay* : Improved vegetative responses   No treatment  No treatment  EVM00100869  Over 18% grain yield improvement  % Improvementcompared to control  58  54  50  46  EVM00100869  * Testing conducted during early growth stage – between germination & flowering  Novel Ag-BiologicalsBiostimulants – recent results & updates

 Thank you.